Volt Information Sciences, Inc.
560 Lexington Avenue
New York, New York 10022

VIA EDGAR

Securities and Exchange Commission                                                                May 26, 2006
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Larry Spirgel
                          Assistant Director

Re: Volt Information Sciences, Inc. (the "Company")
Form 10-K for the fiscal year ended October 30, 2005
Filed January 18, 2006
Form 10-Q for the three months ended January 29, 2006
Filed March 10, 2006
File No. 1-9232

Dear Mr. Spirgel:

        Set forth below are the Staff’s comments to the Company in its letter dated May 5, 2006, regarding the Company’s Form 10-K for the fiscal year ended October 30, 2005 filed on January 18, 2006 (the “10-K”), and the Company’s Form 10-Q for the three months ended January 29, 2006 filed on March 10, 2006 (the “10-Q”), followed by the Company’s responses.

Staff Comment 1:

We note your response to our previous comment 3 and that you plan to revise your presentation of restricted cash in your future filing of Form 10-Q for your first quarter of fiscal 2006. However, given that your presentation of restricted cash affects Consolidated Statements of Cash Flows significantly, please revise.

Response to Comment 1:

The Company will amend its 10-K to account for restricted cash as a separate line in its Consolidated Balance Sheets, and to account for restricted cash in its Consolidated Statements of Cash Flows, upon final resolution of Staff Comment 2.

Staff Comment 2:

We noted that you classified restricted cash in cash flows from investing activities. However on page 13 of your Form 10-Q for the quarterly period ended January 31 you state that this restricted cash relates to contracts with customers in which you manage the customers’ alternative staffing requirements, including the payment of associated vendors. This type of restricted cash appears to be more of a financing cash flow rather than an investment cash flow. Please revise or advise.

Response to Comment 2:

In connection with certain of the Company’s operations for which we manage our customers’ alternative staffing requirements, the Company has a fiduciary responsibility to collect funds from its customers and then pay specified vendors on their behalf. These collected funds are invested by the Company, usually in interest-bearing accounts, until such time as the payments to the specified vendors are required. Any interest earned on these interest bearing accounts belongs to the Company rather than the customer. Accordingly, the Company believes that these funds are analogous to an investing activity rather than a financing activity.

Paragraph 15 of SFAS No. 95 defines investing activities as follows: “Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory).” As described above, when the Company collects funds from its customers, it invests funds on behalf of the Company until payment is due to the vendor. However, until payment is due the vendor, it invests such funds in interest-bearing accounts and retains the interest earned on such accounts. As such, we believe that the funds collected from customers are more properly reflected as an investing activity of the Company rather than a financing activity since the return earned on such funds is retained by the Company rather than the customer.

In contrast, Paragraph 18 of SFAS No. 95 defines financing activities as follows: “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” As discussed above, the customer does not retain the return earned on such funds and, accordingly, it should not be considered a financing activity under Paragraph 18 of SFAS No. 95.

Staff Comment 3:

We note your reference to an independent valuation expert with respect to the determination of the allocation of the purchase price. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment.

Response to Comment 3

The Company will delete its reference to an independent valuation expert, and will expand its disclosures related to the methodology employed in valuing its business acquisitions in future filings with the Commission.

In preparing its 10-Q, the Company estimated the valuation of the intangibles and goodwill related to the acquisition of the 24% minority interest in Volt Delta from Nortel Networks, Inc. and its acquisition of the Varetis Solutions operation from varetis AG. The Company is presently collecting data related to a final valuation of these two operations, and will have its evaluation completed in time to include it in the filing of its Form 10-K for the year ending October 29, 2006. Once the Company has completed its valuation, it will expand its explanation to include the final methodology employed in determining the valuation. A draft of the Company’s footnote related to these transactions to be presented in the Forms 10-Q for the quarters ended April 30 and ending July 30, 2006 is presented in the succeeding paragraphs.

“On December 29, 2005, Volt Delta purchased from Nortel Networks its 24% minority interest in Volt Delta. Under the terms of the agreement, Volt Delta was required to pay Nortel Networks approximately $56.4 million for its minority interest in Volt Delta, and a cash distribution of approximately $5.4 million. Under the terms of the agreement, Volt Delta paid $25.0 million on December 29, 2005 and paid the remaining $36.8 million on February 15, 2006. The transaction resulted in a preliminary increase in goodwill and other intangible assets of approximately $8.2 million and $9.3 million, respectively.

On December 30, 2005, Volt Delta acquired varetis AG’s Varetis Solutions subsidiary for $24.8 million. The acquisition of Varetis Solutions allows the two companies to combine resources to focus on the evolving global market for directory information systems and services. Varetis Solutions adds technology in the area of wireless and wireline database management, directory assistance/enquiry automation, and wireless handset information delivery to Volt Delta’s significant technology portfolio. The assets and liabilities of Varetis Solutions are accounted for under the purchase method of accounting at the date of acquisition at their fair values. The transaction resulted in a preliminary increase in goodwill and other intangible assets of approximately $12.1 million and $10.0 million, respectively.

The Company is presently valuing both transactions to determine the final allocation of the purchase price to various types of potential intangible assets. The types of intangible assets being reviewed which might exist as of the date of the transactions are: the existing technology of the businesses, the value of their customer relationships, the value of trade names, the value of contract backlogs, the value of non-compete agreements and the value of the Volt Delta reseller network. The value of each of the intangible assets identified will be determined with the use of a discounted cash flow methodology. This methodology involves discounting forecasted revenues and earnings attributable to each of the potential intangible assets.”

        Please note that the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) the Staff comments or the Company’s changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any actions with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Following your review of this letter, we would appreciate you telephoning our counsel, Mr. Michael J. Shef at Troutman Sanders LLP (212-704-6140), if you have any questions or need any additional information.

        Thank you for your consideration.

Very truly yours, /s/ Jack Egan Jack Egan Senior Vice President and Chief Financial Officer

cc:  Kyle Moffatt
       Inessa Berenbaum

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